Exhibit 99.7

Premium Appoints Former Blackrock Senior Executive Chris Leavy to Board of Directors

Toronto, Ontario--(Newsfile Corp. - March 25, 2025) - **Premium Resources Ltd. (TSXV: PREM) (OTC Pink: PRMLF) ("PREM"** or the "**Company**") is pleased to announce the appointment of Mr. Chris Leavy to the Board of Directors of the Company. Mr. Leavy was appointed to the Board, effective immediately. Mr. Leavy's appointment will fill a vacancy arising from the retirement of Mr. William O'Reilly as a director of the Company.

Mr. Leavy brings more than two decades of experience in asset management with senior roles at Oppenheimer Funds, BlackRock and One Tower GP. At Oppenheimer Funds, he built the value equity group from $6 billion to $16 billion of assets and was recognized by Barron's as a Top 100 Fund Manager. Later during his tenure at the firm, he was promoted to Chief Investment Officer, Equities. At BlackRock, he was the Chief Investment Officer of Fundamental Equities (Americas) and a member of the firm's Global Operating Committee. More recently, Chris was a key member of the One Tower GP team, which invested primarily in private equity and credit.

Chris is on the Board of 1970 Group and on the Advisory Committee of Abitibi Metals. Chris earned his BA in Economics from Trinity University and his MBA from Columbia Business School.

Mr. O'Reilly has been a director of the Company since August 2022 and has served as the Chair of the Corporate Governance & Nominating Committee.

With Mr. O'Reilly's departure from the Board, and the appointment of Mr. Leavy as a director, the Board now consists of eight directors, namely, Paul Martin (Chair), Chris Leavy, Don Newberry, James Gowans Jason LeBlanc, Mark Christensen, Morgan Lekstrom and Norman MacDonald.

"I am pleased to welcome Mr. Leavy to the Board of Directors," said, Paul Martin, Chairman of PREM. "Chris brings extensive financial expertise that will be invaluable as we continue to pursue our strategic initiatives and drive shareholder value. His insights and experience will be instrumental in supporting PREM through this exciting next phase of growth."

Paul Martin continued, "I would also like to extend my sincere gratitude to Mr. O'Reilly for his dedication and contributions during his tenure. His efforts have been greatly appreciated, and we wish him all the best in his future endeavors."

About Premium Resources Ltd.

PREM is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

For further information about Premium Resources Ltd., please contact:

Morgan Lekstrom
CEO and Director
morganl@premiumresources.com

Jaclyn Ruptash
Vice President, Communications and Investor Relations
+1 (604) 770-4334
jaclyn@premiumresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is

defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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To view the source version of this press release, please visit https://www.newsfilecorp.com/release/245956